Exhibit 99.1
Riskified Improves Adjusted EBITDA Guidance for Second Quarter in a Row
Continues to Diversify Network of Global Merchants through New Logo Wins

NEW YORK, August 14, 2024 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a leader in ecommerce fraud and risk intelligence, today announced financial results for the three and six months ended June 30, 2024. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.
“We believe that Riskified remains well positioned to gain market share by capturing a greater portion of the eCommerce whitespace in front of us. We have great demand for our products, and by continuously strengthening our machine learning factory to solve additional use cases beyond chargeback fraud, I am confident that our durable business will continue to execute for merchants and our shareholders.” said Eido Gal, Co-Founder and Chief Executive Officer of Riskified.
Q2 2024 Business Highlights

•Expanded Leadership Positioning in Tickets and Live Event Sub-Vertical: Similar to the first quarter, one of our top new logos won during the second quarter was in our Ticketing and Live Events sub-vertical. We launched our relationship with this merchant by capturing all of this merchant's Chargeback Guarantee volume from a competitor, and we successfully cross-sold our Dispute Resolve product at initial contract signing.

•Further Geographic Diversification with the Addition of New Merchants: We continued to have success landing new merchants on the Riskified network, which in turn deepened our vertical and geographic reach. Our top ten new logos added during the second quarter represented five different verticals across three geographies, with seven of our top ten new Chargeback Guarantee logos located outside of the United States.

•Landed Key Account in Japan: Landed a cornerstone account in Japan during the second quarter. This multinational fashion company owns several global brands. We view this new logo win as an important cornerstone merchant, as we seek to unlock further opportunities in the region.

•Share Repurchase Program Update: During the second quarter we repurchased 6.8 million ordinary shares for $39.0 million. Our total outstanding aggregate repurchase authorization was approximately $50 million as of August 5th. We remain committed to repurchasing our shares at what we believe are attractive valuation levels.

•Named to CNBC's 2024 List of the World's Top Fintech Companies: We were recently named to CNBC's Top Fintech Companies List. This recognition highlights our market-leading position in the ecommerce fraud and risk intelligence sector and underscores Riskified's ongoing success in empowering businesses to boost ecommerce revenues and profit by mitigating risks through our innovative AI-powered platform.

•Hosted Riskified’s Annual Merchant Summit, Ascend: Ascend 2024 gathered global enterprise merchants, leaders from payments and fraud advisories, and the Riskified team to discuss the latest strategies to unleash ecommerce growth. Themed “Ecommerce Champions,” Ascend 2024 set the stage for the debut of cutting-edge solutions as well as inspiring success stories from leading merchants in the ecommerce space.

•Introduced Slate of New AI-powered Capabilities: At Ascend 2024, we introduced new tools designed to empower merchants to win more customers, accept more orders, and retain more revenue. Among the new innovations we unveiled was Policy Decisions. As part of Riskified's Decision Studio, a suite of tools that enables merchants to fine-tune their ecommerce performance, Policy Decisions is designed to give merchants the power to exercise deep control over their refund, return, promo and resale policies through self-service capabilities for the creation, simulation, and management of customer-facing policies.

Q2 2024 Financial Summary & Highlights
The following table summarizes our consolidated financial results for the three and six months ended June 30, 2024 and 2023, in thousands except where indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Gross merchandise volume ("GMV") in millions(1)	$34,987	$30,955	$67,006	$58,223
Increase in GMV year over year	13%		15%
Revenue	$78,730	$72,766	$155,138	$141,673
Increase in revenues year over year	8%		10%

GAAP Gross profit	$41,002	$37,023	$83,122	$72,864
GAAP Gross profit margin	52%	51%	54%	51%

Net profit (loss)	$(9,509)	$(16,894)	$(21,139)	$(34,845)
Net profit (loss) margin	(12)%	(23)%	(14)%	(25)%

Adjusted EBITDA(1)	$2,340	$(4,586)	$5,091	$(9,755)
Adjusted EBITDA margin(1)	3%	(6)%	3%	(7)%
Additional Financial Highlights:

•Non-GAAP gross profit margin(1) of 53% for the three months ended June 30, 2024, improved from 52% in the prior year. Non-GAAP gross profit margin of 54% for the six months ended June 30, 2024, improved from 52% in the prior year.

•GAAP net loss per share was $(0.05) for the three months ended June 30, 2024 compared to a loss of $(0.10) in the prior year. Non-GAAP net profit per share(1) for the three months ended June 30, 2024 was $0.04 compared to $0.00 in the prior year. GAAP net loss per share was $(0.12) for the six months ended June 30, 2024 compared to a loss of $(0.20) in the prior year. Non-GAAP net profit per share for the six months ended June 30, 2024 was $0.08 compared to $0.00 in the prior year.

•Operating cash flow of positive $4.3 million for the three months ended June 30, 2024, improved from negative $4.9 million in the prior year. Free cash flow(1) of positive $4.1 million for the three months ended June 30, 2024, improved from negative $4.9 million in the prior year. Operating cash flow of positive $15.0 million for the six months ended June 30, 2024, improved from negative $4.6 million in the prior year. Free cash flow of positive $14.6 million for the six months ended June 30, 2024, improved from negative $4.9 million in the prior year.

•Ended June 30, 2024 with approximately $422.2 million of cash, deposits and investments on the balance sheet and zero debt.
“I am encouraged by our execution and financial discipline during the first six months of the year. Our consecutive quarters of improved Adjusted EBITDA guidance highlights our ongoing commitment to delivering continued margin expansion. I look forward to driving the business towards our long-term targets,” said Aglika Dotcheva, Chief Financial Officer of Riskified.
Financial Outlook:

For the year ending December 31, 2024, we now expect:

•Revenue between $320 million and $325 million

As a result of our disciplined approach to managing the business, for the year ending December 31, 2024, we now expect:

•Adjusted EBITDA(2) between $13 million and $19 million

(1) GMV is a key performance indicator. Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit margin, non-GAAP net profit (loss) per share, and free cash flow are non-GAAP measures of financial performance. See “Key

Performance Indicators and Non-GAAP Measures” for additional information and “Reconciliation of GAAP to Non-GAAP Measures” for a reconciliation to the most directly comparable GAAP measure.

(2) We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fiscal year ending December 31, 2024 to net profit (loss), the most directly comparable GAAP financial measure, because certain items that are excluded from Adjusted EBITDA but included in net profit (loss) cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. For example, we are unable to forecast the magnitude of foreign currency transaction gains or losses which are subject to many economic and other factors beyond our control. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable and potentially significant impact on our future GAAP financial results.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, August 14, 2024 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. A replay of the webcast will also be available for a limited time at ir.riskified.com. The press release with the financial results, as well as the investor presentation materials will be accessible on the Company’s Investor Relations website prior to the conference call.
Key Performance Indicators and Non-GAAP Measures
This press release and the accompanying tables contain references to Gross Merchandise Volume ("GMV"), which is a key performance indicator, and to certain non-GAAP measures which include non-GAAP measures of financial performance, including Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP net profit (loss), and non-GAAP net profit (loss) per share, and non-GAAP measures of liquidity, including Free Cash Flow. Management and our Board of Directors use key performance indicators and non-GAAP measures as supplemental measures of performance and liquidity because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives, and to evaluate our capacity to expand our business. Free Cash Flow provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
These non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or other items. Non-GAAP measures of financial performance have limitations as analytical tools in that these measures do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments; these measures do not reflect changes in, or cash requirements for, our working capital needs; these measures do not reflect our tax expense or the cash requirements to pay our taxes, and assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements. Free Cash Flow is limited because it does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.
In light of these limitations, management uses these non-GAAP measures to supplement, not replace, our GAAP results. The non-GAAP measures used herein are not necessarily comparable to similarly titled captions of other companies due to different calculation methods. Non-GAAP financial measures should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define GMV as the gross total dollar value of orders reviewed through our ecommerce risk intelligence platform during the period indicated, including the value of orders that we did not approve.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the below tables, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, litigation-related expenses, restructuring costs, provision for (benefit from) income taxes, other income (expense) including foreign currency transaction gains and losses and gains and losses on non-designated hedges, and interest income (expense). Adjusted EBITDA margin represents Adjusted EBITDA expressed as a percentage of revenue. Non-GAAP Gross Profit Margin represents Non-GAAP Gross Profit expressed as a percentage of revenue. We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares.

We define non-GAAP weighted-average shares, as GAAP weighted average shares, adjusted to reflect any dilutive ordinary share equivalents resulting from non-GAAP net profit (loss), if applicable.

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash purchases of property and equipment.

Management believes that by excluding certain items from the associated GAAP measure, these non-GAAP measures are useful in assessing our performance and provide meaningful supplemental information due to the following factors:

Depreciation and amortization: We exclude depreciation and amortization (including amortization of capitalized internal-use software) because we believe that these costs are not core to the performance of our business and the utilization of the underlying assets being depreciated and amortized can change without a corresponding impact on the operating performance of our business. Management believes that excluding depreciation and amortization facilitates comparability with other companies in our industry.

Share-based compensation expense: We exclude share-based compensation expense primarily because it is a non-cash expense that does not directly correlate to the current performance of our business. This is because the expense is calculated based on the grant date fair value of an award which may vary significantly from the current fair market value of the award based on factors outside of our control. Share-based compensation expense is principally aimed at aligning our employees’ interests with those of our shareholders and at long-term retention, rather than to address operational performance for any particular period.

Payroll taxes related to share-based compensation: We exclude employer payroll tax expense related to share-based compensation in order to see the full effect that excluding that share-based compensation expense had on our operating results. These expenses are tied to the exercise or vesting of underlying equity awards and the price of our common stock at the time of vesting or exercise, which may vary from period to period independent of the operating performance of our business.

Litigation-related expenses: We exclude costs associated with the legal matter previously disclosed under the caption "Legal Proceedings" in our Form 6-K furnished with the Securities and Exchange Commission ("SEC") on August 15, 2023, because such costs are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.

Restructuring costs: We exclude costs associated with the reduction in force previously disclosed in our Form 6-K furnished with the SEC on February 13, 2024, because these costs are related to one-time severance and benefit payments and are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.
We are not able to provide a reconciliation of Adjusted EBITDA, Adjusted EBITDA margin, non-GAAP gross profit, and free cash flow guidance for the fiscal year ending December 31, 2024 to net profit (loss), gross profit, and net cash provided by (used in) operating activities, because certain items that are excluded from these non-GAAP metrics but included in the most directly comparable GAAP financial measures, cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. For example, we are unable to forecast the magnitude of foreign currency transaction gains or losses which are subject to many economic and other factors beyond our control. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable and potentially significant impact on our future GAAP financial results.
See the tables below for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.
Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our revenue and adjusted EBITDA guidance for fiscal year 2024, our anticipated non-GAAP gross profit margin and free cash flow for fiscal year 2024, expectations as to continued margin expansion, future growth potential in new verticals and new geographies, anticipated benefits of our share repurchase program and management of our dilution, internal modeling assumptions, expectations as to the macroeconomic environment, expectations as to our new merchant pipeline and upsell opportunities, the performance of our multi-product platform, including the anticipated benefits of our AI-powered products and capabilities, our forecasted operating expenses and our business plans and strategy are forward looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,”

“estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively; continued use of credit cards and other payment methods that expose merchants to the risk of payment fraud, and other changes in laws and regulations, including card scheme rules, related to the use of these payment methods, and the emergence of new alternative payments products; our history of net losses and ability to achieve profitability; our ability to attract new merchants and retain existing merchants; the impact of macroeconomic conditions on us and on the performance of our merchants; our ability to continue to improve our machine learning models; fluctuations in our CTB Ratio and gross profit margin, including as a result of large-scale merchant fraud attacks or other security incidents; our ability to protect the information of our merchants and consumers; our ability to predict future revenue due to lengthy sales cycles; seasonal fluctuations in revenue; competition; our merchant concentration; the financial condition of our merchants, particularly in challenging macroeconomic environments; our ability to increase the adoption of our products and to develop and introduce new products; our ability to mitigate the risks involved with selling our products to large enterprises; our ability to retain the services of our executive officers, and other key personnel, including our co-founders; our ability to attract and retain highly qualified personnel, including software engineers and data scientists, particularly in Israel; changes to our prices and pricing structure; our exposure to existing and potential future litigation claims; our exposure to fluctuations in currency exchange rates, including recent declines in the value of the Israeli shekel against the US dollar as a result of the ongoing conflict in Israel; our ability to obtain additional capital; our third-party providers of cloud-based infrastructure; our ability to protect our intellectual property rights; technology and infrastructure interruptions or performance problems; the efficiency and accuracy of our machine learning models and access to third-party and merchant data; our ability to comply with evolving data protection, privacy and security laws; the development of regulatory frameworks for machine learning technology and artificial intelligence; our use of open-source software; our ability to enhance and maintain our brand; our ability to execute potential acquisitions, strategic investments, partnerships, or alliances; our ability to successfully establish partnership channels and to integrate with these partners; potential claims related to the violation of the intellectual property rights of third parties; our failure to comply with anti-corruption, trade compliance, and economic sanctions laws and regulations; disruption, instability and volatility in global markets and industries; our ability to enforce non-compete agreements entered into with our employees; our ability to maintain effective systems of disclosure controls and financial reporting; our ability to accurately estimate or judgements relating to our critical accounting policies; our business in China; changes in tax laws or regulations; increasing scrutiny of, and expectations for, environmental, social and governance initiatives; potential future requirements to collect sales or other taxes; potential future changes in the taxation of international business and corporate tax reform; changes in and application of insurance laws or regulations; conditions in Israel that may affect our operations; the impact of the dual class structure of our ordinary shares; risks associated with our share repurchase program, including the risk that the program could increase volatility and fail to enhance shareholder value; our status as a foreign private issuer; and other risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as filed with the SEC on March 6, 2024, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Riskified
Riskified empowers businesses to unleash ecommerce growth by taking risk off the table. Many of the world’s biggest brands and publicly traded companies selling online rely on Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale, and to improve customer retention. Developed and managed by the largest team of ecommerce risk analysts, data scientists and researchers, Riskified’s AI-powered fraud and risk intelligence platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Learn more at riskified.com.

Investor Relations: Chett Mandel, Head of Investor Relations | ir@riskified.com

Corporate Communications: Cristina Dinozo, Senior Director of Communications | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of June 30, 2024	As of December 31, 2023

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$388,694	$440,838
Short-term deposits	5,000	5,000
Accounts receivable, net	40,077	46,886
Prepaid expenses and other current assets	9,939	10,607
Short-term investments	28,508	28,968
Total current assets	472,218	532,299
Property and equipment, net	14,171	15,639
Operating lease right-of-use assets	27,408	29,742
Deferred contract acquisition costs	14,406	15,562
Other assets, noncurrent	8,202	8,690
Total assets	$536,405	$601,932
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,771	$2,573
Accrued compensation and benefits	19,494	24,016
Guarantee obligations	9,840	12,719
Provision for chargebacks, net	11,065	12,092
Operating lease liabilities, current	5,436	5,615
Accrued expenses and other current liabilities	13,506	12,796
Total current liabilities	61,112	69,811
Operating lease liabilities, noncurrent	23,034	25,694
Other liabilities, noncurrent	17,026	14,706
Total liabilities	101,172	110,211
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of June 30, 2024 and December 31, 2023; 121,637,527 and 128,738,857 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of June 30, 2024 and December 31, 2023; 48,902,840 and 49,814,864 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	—	—
Treasury shares at cost, 16,238,464 and 3,038,865 ordinary shares as of June 30, 2024 and December 31, 2023, respectively	(82,584)	(13,155)
Additional paid-in capital	950,823	916,371
Accumulated other comprehensive profit (loss)	(298)	74
Accumulated deficit	(432,708)	(411,569)
Total shareholders’ equity	435,233	491,721
Total liabilities and shareholders’ equity	$536,405	$601,932

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Revenue	$78,730	$72,766	$155,138	$141,673
Cost of revenue	37,728	35,743	72,016	68,809
Gross profit	41,002	37,023	83,122	72,864
Operating expenses:
Research and development	17,079	18,264	34,851	37,058
Sales and marketing	22,468	23,216	45,682	45,339
General and administrative	15,650	17,629	32,697	35,542
Total operating expenses	55,197	59,109	113,230	117,939
Operating profit (loss)	(14,195)	(22,086)	(30,108)	(45,075)
Interest income (expense), net	5,398	5,617	11,139	11,064
Other income (expense), net	337	503	177	1,248
Profit (loss) before income taxes	(8,460)	(15,966)	(18,792)	(32,763)
Provision for (benefit from) income taxes	1,049	928	2,347	2,082
Net profit (loss)	$(9,509)	$(16,894)	$(21,139)	$(34,845)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	(169)	(20)	(372)	(968)
Comprehensive profit (loss)	$(9,678)	$(16,914)	$(21,511)	$(35,813)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.05)	$(0.10)	$(0.12)	$(0.20)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	173,687,773	175,618,208	175,374,045	174,238,825

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(9,509)	$(16,894)	$(21,139)	$(34,845)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	(431)	(522)	(443)	(1,408)
Provision for (benefit from) account receivable allowances	154	54	365	194
Depreciation and amortization	872	880	1,754	1,780
Amortization of capitalized internal-use software costs	383	383	766	766
Amortization of deferred contract costs	2,641	2,514	5,348	4,561
Share-based compensation expense	15,035	15,799	30,557	32,155
Non-cash right-of-use asset changes	1,204	1,116	2,334	2,227
Changes in accrued interest	1,317	806	944	445
Ordinary share warrants issued to a customer	384	384	767	768
Other	51	38	137	75
Changes in operating assets and liabilities:
Accounts receivable	(6,561)	(9,592)	6,308	(827)
Deferred contract acquisition costs	(1,547)	(1,948)	(3,132)	(3,531)
Prepaid expenses and other assets	(427)	521	(1,321)	1,212
Accounts payable	(386)	1,394	(718)	1,728
Accrued compensation and benefits	(2,584)	(2,565)	(4,145)	(6,059)
Guarantee obligations	677	(39)	(2,879)	(2,469)
Provision for chargebacks, net	1,330	4,094	(1,027)	(953)
Operating lease liabilities	(1,029)	(786)	(2,204)	(1,406)
Accrued expenses and other liabilities	2,758	(503)	2,721	950
Net cash provided by (used in) operating activities	4,332	(4,866)	14,993	(4,637)
Cash flows from investing activities:
Purchases of short-term deposits	—	—	—	(50,000)
Maturities of short-term deposits	—	118,000	—	247,000
Purchases of property and equipment	(224)	(61)	(402)	(248)
Net cash provided by (used in) investing activities	(224)	117,939	(402)	196,752
Cash flows from financing activities:
Proceeds from exercise of share options	2,098	1,574	3,128	2,780
Purchases of treasury shares	(39,000)	—	(69,429)	—
Net cash provided by (used in) financing activities	(36,902)	1,574	(66,301)	2,780
Effects of exchange rates on cash, cash equivalents, and restricted cash	(46)	(33)	(434)	183
Net increase (decrease) in cash, cash equivalents, and restricted cash	(32,840)	114,614	(52,144)	195,078
Cash, cash equivalents, and restricted cash—beginning of period	421,534	271,481	440,838	191,017
Cash, cash equivalents, and restricted cash—end of period	$388,694	$386,095	$388,694	$386,095

Reconciliation of GAAP to Non-GAAP Measures
The following tables reconcile non-GAAP measures to the most directly comparable GAAP measure and are presented in thousands except for share and per share amounts.

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net profit (loss)	$(9,509)	$(16,894)	$(21,139)	$(34,845)
Provision for (benefit from) income taxes	1,049	928	2,347	2,082
Interest (income) expense, net	(5,398)	(5,617)	(11,139)	(11,064)
Other (income) expense, net	(337)	(503)	(177)	(1,248)
Depreciation and amortization	1,255	1,263	2,520	2,546
Share-based compensation expense	15,035	15,799	30,557	32,155
Payroll taxes related to share-based compensation	150	129	351	277
Litigation-related expenses	1	309	1	342
Restructuring costs	94	—	1,770	—
Adjusted EBITDA	$2,340	$(4,586)	$5,091	$(9,755)
Net profit (loss) margin	(12)%	(23)%	(14)%	(25)%
Adjusted EBITDA Margin	3%	(6)%	3%	(7)%

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
GAAP gross profit	$41,002	$37,023	$83,122	$72,864
Plus: depreciation and amortization	423	434	850	872
Plus: share-based compensation expense	200	188	411	383
Plus: payroll taxes related to share-based compensation	6	3	11	5
Plus: restructuring costs	17	—	156	—
Non-GAAP gross profit	$41,648	$37,648	$84,550	$74,124
Gross profit margin	52%	51%	54%	51%
Non-GAAP gross profit margin	53%	52%	54%	52%

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
GAAP cost of revenue	$37,728	$35,743	$72,016	$68,809
Less: depreciation and amortization	423	434	850	872
Less: share-based compensation expense	200	188	411	383
Less: payroll taxes related to share-based compensation	6	3	11	5
Less: restructuring costs	17	—	156	—
Non-GAAP cost of revenue	$37,082	$35,118	$70,588	$67,549

GAAP research and development	$17,079	$18,264	$34,851	$37,058
Less: depreciation and amortization	386	388	773	781
Less: share-based compensation expense	3,403	3,476	6,825	6,910
Less: payroll taxes related to share-based compensation	2	—	3	—
Less: restructuring costs	—	—	555	—
Non-GAAP research and development	$13,288	$14,400	$26,695	$29,367

GAAP sales and marketing	$22,468	$23,216	$45,682	$45,339
Less: depreciation and amortization	248	250	499	507
Less: share-based compensation expense	5,001	4,877	9,940	9,774
Less: payroll taxes related to share-based compensation	93	68	199	137
Less: restructuring costs	34	—	563	—
Non-GAAP sales and marketing	$17,092	$18,021	$34,481	$34,921

GAAP general and administrative	$15,650	$17,629	$32,697	$35,542
Less: depreciation and amortization	198	191	398	386
Less: share-based compensation expense	6,431	7,258	13,381	15,088
Less: payroll taxes related to share-based compensation	49	58	138	135
Less: litigation-related expenses	1	309	1	342
Less: restructuring costs	43	—	496	—
Non-GAAP general and administrative	$8,928	$9,813	$18,283	$19,591

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$4,332	$(4,866)	$14,993	$(4,637)
Purchases of property and equipment	(224)	(61)	(402)	(248)
Free Cash Flow	$4,108	$(4,927)	$14,591	$(4,885)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net profit (loss)	$(9,509)	$(16,894)	$(21,139)	$(34,845)
Depreciation and amortization	1,255	1,263	2,520	2,546
Share-based compensation expense	15,035	15,799	30,557	32,155
Payroll taxes related to share-based compensation	150	129	351	277
Litigation related expenses	1	309	1	342
Restructuring costs	94	—	1,770	—
Non-GAAP net profit (loss)	$7,026	$606	$14,060	$475

Weighted-average shares used in computing net profit (loss) and non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic	173,687,773	175,618,208	175,374,045	174,238,825
Add: Dilutive Class A and B ordinary share equivalents	8,878,042	8,005,974	7,163,918	8,785,919
Weighted-average shares used in computing non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, diluted	182,565,815	183,624,182	182,537,963	183,024,744

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.05)	$(0.10)	$(0.12)	$(0.20)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$0.04	$0.00	$0.08	$0.00